K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 18, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-12693 and 811-21779
Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to an additional comment received by telephone on June 12, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 127 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 129 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 25, 2014, accession no. 0001133228-14-001517 (the “Amendment”). The Amendment relates to the registration of Class C shares of Redwood Fund, a series of the Trust (the “Fund”). This letter responds to a staff request for additional information regarding a comment that was originally addressed in a letter to the staff dated June 10, 2014.

For convenience, we have set forth the additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Comment — The staff asked the Trust to provide a completed fee table under “Fund summary — Fees and expenses,” will all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee table. In response, the Trust provided a completed fee table for Class C shares of the Fund.

The staff now asks that the Trust clarify the sentence in footnote 2 of the fee table, which reads “The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.” The staff asks that the Trust replace the phrase “below its expense limitation during this period” with either: (a) “below the expense limitation in effect when the reimbursements or waivers occurred;” or (b) “below the lower of the expense limitation in effect when the reimbursements or waivers occurred, or the expense limitation during this three year period.”

Response — The Trust has revised this sentence in footnote 2 of the fee table to read as follows:

The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation in effect when the reimbursements or waivers occurred.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

Page 2 June 18, 2014

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions, please call me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc: Christopher Sechler